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                                  UNITED STATES                  SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION           000-51859
                             Washington, D.C. 20549              ---------------
                                                                   CUSIP NUMBER
                                   FORM 12b-25                      285835104

                           NOTIFICATION OF LATE FILING

(Check one):   [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
               [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
               For Period Ended: December 31, 2007
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: ________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Electronic Sensor Technology, Inc.
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Full Name of Registrant

1077 Business Center Circle
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Address of Principal Executive Office (Street and Number)

Newbury Park, California 91320
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Electronic Sensor Technology, Inc. has been unable to complete the preparation and assimilation of information required for its annual report on Form 10-KSB for the period ended December 31, 2007 by the prescribed due date therefor without unreasonable effort and expense due to the timing of certain events and transactions and the unavailability of certain information related thereto that may materially affect the disclosure to be contained in the annual report. Electronic Sensor Technology, Inc. will file its annual report on Form 10-KSB by the fifteenth calendar day following the required filing date, as permitted by Rule 12b-25.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Philip Yee                   (805)                       480-1994
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            (Name)                  (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes [ ] No [X]

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Electronic Sensor Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2008                            By /s/ Philip Yee
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                                                Philip Yee, Secretary, Treasurer
                                                 and Chief Financial Officer